FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the “Company”) dated February 2nd, 2012, announcing the successful completion of the previously announced equity injection of US 10 million by four entities affiliated with members of the Restis family.

This report on Form 6-K, except for the section entitled “Mr. Dale Ploughman, Chairman and Chief Executive Officer of the Company stated,” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-166697) that was filed with the U.S. Securities and Exchange Commission (“Commission”) with an effective date of May 19, 2010, and the Company’s registration statement on Form F-3 (File No. 333-169813) that was filed with the Commission with an effective date of November 12, 2010.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SUCCESSFULLY COMPLETES $10 MILLION
EQUITY INJECTION BY ITS MAJOR SHAREHOLDERS AND AMENDS MARFIN LOAN FACILITIES

February 2, 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today the successful completion of the previously announced equity injection by four entities affiliated with members of the Restis family. In exchange of $10 million, the Company has issued an aggregate of 4,641,620 common shares to the four entities at a price of $2.15442, which was the average closing price of the five trading days preceding the execution of the purchase plan. Following the issuance of the shares, the Company has a total of 11,959,282 outstanding common shares.

In addition, the Company finalized the amendment of its facilities’ agreement with Marfin Egnatia Bank. The amendment includes the (i) extension of the term and revolving facilities’ maturity dates from September 2015 to December 2018, (ii) principal instalment payment holiday on the term facility for 2012 and amendment of the amortization schedule for 2013 onwards (iii) payment of $3.2 million on the outstanding revolving facility, (iv) waiver of all financial covenants as of December 31, 2011 (v) waiver of all financial covenants (including the security margin) for the period commencing from January 1, 2012 through December 31, 2013, and (vi) amendment of  the financial undertakings and the security margin to apply from 2014 onwards. Furthermore, the applicable margin has been increased by 50 basis points per annum on the term and revolving facilities.

The Company expects to finalize certain waivers to the loan facility by and among Bulk Energy Transport (Holdings) Limited, the Company’s subsidiary, and Citibank International plc, as agent of the lenders, shortly.  As previously announced, the lenders have preliminarily agreed to waive all covenants of the loan facility until January 1, 2013 and grant waivers on all previous covenant breaches. The waiver excludes the quarterly tested security requirement to security value covenant which is to be amended from 125% to 100% and include a margin re-pricing feature.

Mr. Dale Ploughman, Chairman and Chief Executive Officer of the Company stated: “We are very pleased to announce the completion of our previously planned equity injection by our major shareholders as well as the completion of the facilities’ amendment agreement with our senior lender. The equity injection reinforces our capital structure and is encouraging to our future business prospects. The agreement with our senior lender will enable our company to optimize the use of cash flow at a time when asset values are at historical low levels. Moving forward, we remain committed to our goal to strengthen our position in the global shipping industry.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company’s current fleet consists of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,295,594 dwt and an average fleet age of 14 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol “SHIP”.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission (“SEC”) and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the SEC. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.
Dale Ploughman - Chairman & Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com
E-mail: info@seanergymaritime.com.gr

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer

Dated: February 3rd, 2012